As filed with the Securities and Exchange Commission on July 9, 2020

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT (Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934)

BlackRock Multi-Sector Opportunities Trust II

(Name of Issuer)

BlackRock Multi-Sector Opportunities Trust II

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per share

(Title of Class of Securities)

09258V101

(CUSIP Number of Class of Securities)

John Perlowski

BlackRock Multi-Sector Opportunities Trust II

55 East 52nd Street

New York, New York 10055

1-800-441-7762

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	55 East 52nd Street
New York, New York 10019	New York, New York 10055

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee
$3,322,302.12(a)	$431.23(b)
(a)

Estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to 40,506 common shares of beneficial interest (2.5% of the common shares of beneficial interest outstanding as of July 6, 2020, rounded to the nearest whole share) based upon a price of $82.02 (the net asset value per share on July 6, 2020).

(b)	Calculated at $129.80 per $1,000,000 of the Transaction Value, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Introductory Statement

This Issuer Tender Offer Statement on Schedule TO relates to an offer by BlackRock Multi-Sector Opportunities Trust II, a Delaware statutory trust (the “Trust”), to repurchase 2.5% of its issued and outstanding common shares of beneficial interest as of July 6, 2020, par value $0.001 per share (the “Shares”), in exchange for cash at a price equal to the net asset value (“NAV”) per Share (the “Purchase Price”) determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the day the offer expires (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2020 (the “Offer to Purchase”), and in the related Tender Request Form which are filed as exhibits to this Schedule TO.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the related Tender Request Form is incorporated herein by reference in answer to Items 1 through 11 of Schedule TO.

Item 1.	Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a) The name of the issuer is BlackRock Multi-Sector Opportunities Trust II, a non-diversified closed-end management investment company, organized as a Delaware statutory trust (the “Trust”). The principal executive offices of the Trust are located at 100 Bellevue Parkway, Wilmington, Delaware 19809. The telephone number of the Trust is (800) 882-0052.

(b) The title of the securities being sought is common shares of beneficial interest, par value $0.001 per share. As of July 6, 2020, there were 1,620,238 Shares issued and outstanding.

(c) There is no established trading market for the Shares.

Item 3.	Identity and Background of Filing Person

(a) The Trust is the filing person. The information set forth in the Offer to Purchase under “Certain Information about the Trust” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)(1) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”

•	“Price; Number of Shares”

•	“Purpose of the Offer”

•	“Plans or Proposals of the Trust”

•	“Certain Conditions of the Offer”

•	“Procedures for Tendering Shares for Purchase”

•	“Withdrawal Rights”

•	“Payment for Shares”

•	“Source and Amount of Consideration”

•	“Effects of the Offer; Consequences of Participation”

•	“Interests of Trustees and Officers; Transactions and Arrangement Concerning the Shares”

•	“Certain Information about the Trust”

•	“Certain U.S. Federal Income Tax Consequences”

•	“Amendments; Extensions of Repurchase Period; Termination”

•	“Fees and Expenses”

(a)(2) Not applicable.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(e) The information set forth in the Offer to Purchase under “Purpose of the Offer;” “Plans or Proposals of the Trust,” “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” and “Certain Information About the Trust” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Trust” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Purpose of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Plans or Proposals of the Trust” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations

(a) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Source and Amount of Consideration” is incorporated herein by reference.

Item 8.	Interests in Securities of the Subject Company

(a) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used

(a) No persons have been directly or indirectly employed, retained, or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer to Purchase.

Item 10.	Financial Statements

Not applicable.

Item 11.	Additional Information

(a)(1) The information set forth in the Offer to Purchase under “Interests of Trustees and Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2) None.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c) Not applicable.

Item 12.	Exhibits

(a)(1)(i)	Offer to Purchase, dated July 9, 2020.*

(a)(1)(ii)	Form of Tender Request Form.*

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)(i)	Press release issued on July 1, 2020. (1)

(b)	None.

(d)(1)	Form of Automatic Dividend Reinvestment Plan. (2)

(d)(2)	Form of Investment Management Agreement between the Registrant and BlackRock Advisors, LLC. (3)

(d)(3)	Form of Amended and Restated Sub-Investment Advisory Agreement between BlackRock Advisors, LLC and BlackRock International Limited.*

(d)(4)	Form of Sub-Investment Advisory Agreement between BlackRock Advisors, LLC and BlackRock (Singapore) Limited. (3)

(d)(5)	Form of BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan. (4)

(d)(6)	Transfer Agency and Shareholder Services Agreement.*

(d)(7)	Form of Amendment to Transfer Agency and Shareholder Services Agreement. (2)

(d)(8)	Form of Administration and Accounting Services Agreement. (2)

(d)(9)	Form of Custody Agreement. (2)

(g)	None.

(h)	None.

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Schedule TO-C, as filed with the SEC on July 2, 2020.
(2)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC on November 5, 2018.
(3)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, as filed with the SEC on September 4, 2018.
(4)

Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of BlackRock Credit Strategies Fund (File No. 333-227456), as filed with the SEC on January 16, 2019.

Item 13.	Information Required By Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Multi-Sector Opportunities Trust II

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President

Dated: July 9, 2020

Exhibit Index

(a)(1)(i)	Offer to Purchase, dated July 9, 2020.

(a)(1)(ii)	Form of Tender Request Form.

(d)(3)	Form of Amended and Restated Sub-Investment Advisory Agreement between BlackRock Advisors, LLC and BlackRock International Limited.

(d)(6)	Transfer Agency and Shareholder Services Agreement.